FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 2, 2024

FINANCIAL RESULTS FOR THE FIRST QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three months ended March 31, 2024 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" in the company's Interim Report for the three months ended March 31, 2024.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $776.5 million ($30.82 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2024, primarily reflecting increased adjusted operating income of $977.1 million. Book value per basic share at March 31, 2024 was $945.44 compared to $939.65 at December 31, 2023 (an increase of 2.3% adjusted for the $15 per common share dividend paid in the first quarter of 2024).
"In the first quarter of 2024 our property and casualty insurance and reinsurance operations produced adjusted operating income of $977.1 million up from $843.0 million in the first quarter of 2023 (or operating income of $1,415.5 million (2023 - $1,309.3 million) including the benefit of discounting, net of a risk adjustment on claims), primarily reflecting increased interest and dividends and strong core underwriting performance. All of our insurance and reinsurance reporting segments continued to achieve undiscounted combined ratios below 100% for a consolidated combined ratio of 93.6% and consolidated underwriting profit of $373.0 million, both on an undiscounted basis. Gross premiums written grew by 12.8% and net premiums written grew by 11.2%, reflecting the acquisition of Gulf Insurance, which added $649.5 million in gross premiums written and $334.0 million in net premiums written. Excluding Gulf Insurance gross premiums written were up 3.6% and net premiums written were up 5.3%.
"Net losses on investments of $58.5 million in the quarter was principally comprised of mark to market losses on bonds of $318.8 million due to continued rising interest rates, which were largely offset by mark to market gains on common stocks of $275.1 million.
"We remain focused on being soundly financed, and with our recent $1 billion 30-year debt issuance we ended the quarter with approximately $2.5 billion in cash and marketable securities in the holding company (excluding investments in associates and consolidated non-insurance companies of $1.7 billion owned by the holding company)," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2024	2023
	($ millions)
Gross premiums written	8,056.3	7,138.5
Net premiums written	6,301.0	5,663.1
Net insurance revenue	6,087.1	5,159.9

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	287.7	275.8
Global Insurers and Reinsurers	642.0	625.3
International Insurers and Reinsurers	107.8	76.6
Insurance service result	1,037.5	977.7
Other insurance operating expenses	(226.1)	(197.6)
	811.4	780.1
Interest and dividends	500.5	311.5
Share of profit of associates	103.6	217.7
Operating income - Property and Casualty Insurance and Reinsurance	1,415.5	1,309.3
Operating income - Life insurance and Run-off	22.9	3.4
Operating income (loss) - Non-insurance companies	17.3	(0.6)
Net finance expense from insurance contracts and reinsurance contract assets held	(166.0)	(163.4)
Net gains (losses) on investments	(58.5)	771.2
Interest expense	(151.5)	(124.3)
Corporate overhead and other	(23.6)	(26.5)
Earnings before income taxes	1,056.1	1,769.1
Provision for income taxes	(286.4)	(365.1)
Net earnings	769.7	1,404.0

Attributable to:
Shareholders of Fairfax	776.5	1,250.0
Non-controlling interests	(6.8)	154.0
	769.7	1,404.0
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses.

	First quarter
	2024	2023
	($ millions)
Insurance service result	1,037.5	977.7
Other insurance operating expenses	(226.1)	(197.6)
Discounting of losses and ceded losses on claims recorded in the period	(366.3)	(422.4)
Changes in the risk adjustment and other	(72.1)	(43.9)
Underwriting profit	373.0	313.8
Interest and dividends	500.5	311.5
Share of profit of associates	103.6	217.7
Adjusted operating income - Property and Casualty Insurance and Reinsurance	977.1	843.0

Highlights for the first quarter of 2024 (with comparisons to the first quarter of 2023 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased 11.2% to $6,249.3 million from $5,619.4 million, while gross premiums written increased by 12.8%, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $334.0 million to net premiums written and $649.5 million to gross premiums written in 2024, continued growth across most operating companies, partially offset by decreases at Odyssey Group (principally reflecting the non-renewal of a significant quota share contract which contributed nominal underwriting profit and decreased U.S. crop insurance).
•The consolidated undiscounted combined ratio of the property and casualty insurance and reinsurance operations was 93.6%, producing an underwriting profit of $373.0 million, compared to an undiscounted combined ratio of 94.0% and an underwriting profit of $313.8 million in 2023, driven by decreased catastrophe losses of $101.4 million or 1.7 combined ratio points in the quarter, partially offset by a higher underwriting expense ratio due to investments in personnel and technology to support continued growth in business volumes.
•Adjusted operating income (which excludes the benefit of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations increased by 15.9% to $977.1 million from $843.0 million, principally due to increased interest and dividends and strong underwriting profit.
•The company recorded a total net benefit of $273.0 million related to IFRS 17, which was comprised of a net benefit of $439.0 million from discounting losses and ceded losses on claims recorded in the period, net of changes in risk adjustment and other, partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $166.0 million (which included interest accretion from unwinding the effects of discounting associated with net losses on claim payments made of $358.3 million, partially offset by the benefit of modest increases in discount rates during the period on prior year net losses on claims of $192.3 million). The benefit of the effect of increases in discount rates on prior year net losses on claims of $192.3 million partially offset net losses recorded on the company’s bond portfolio of $318.8 million.

•Consolidated interest and dividends increased significantly from $382.3 million to $589.8 million (comprised of interest and dividends of $500.5 million (2023 - $311.5 million) earned by the investment portfolios of the property and casualty insurance and reinsurance operations, with the remainder earned by life insurance and run-off, non-insurance companies and corporate and other). At March 31, 2024 the company's insurance and reinsurance companies held portfolio investments of $60.7 billion (excluding Fairfax India's portfolio of $2.0 billion), of which $7.8 billion was in cash and short term investments representing 12.9% of those portfolio investments. During the first quarter of 2024 the company used net proceeds from sales and maturities of U.S. treasuries to purchase cash equivalent U.S. treasury bills, $374.3 million of other government bonds and $140.0 million of short-dated first mortgage loans.
•Consolidated share of profit of associates of $127.7 million principally reflected share of profit of $79.3 million from Eurobank, $36.0 million from EXCO Resources and $34.8 million from Poseidon, partially offset by share of loss of $28.6 million from Helios Fairfax Partners.
•Net losses on investments of $58.5 million consisted of the following:

	First quarter of 2024
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	514.7	(239.6)	275.1
Bonds	18.9	(337.7)	(318.8)
Other	61.8	(76.6)	(14.8)
	595.4	(653.9)	(58.5)
Net losses on bonds of $318.8 million principally reflected net losses of $266.6 million on U.S. treasuries.

Net gains on equity exposures of $275.1 million principally reflected a net gain of $330.6 million on the company's continued holdings of equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or $372.96 (Cdn$476.03) per share.
•The company's fixed income portfolio is conservatively positioned with effectively 70% of the fixed income portfolio invested in government bonds and 20% in high quality corporate bonds, primarily short-dated.
•At March 31, 2024 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $1,185.6 million.
•On March 22, 2024 the company completed an offering of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 24.4% at March 31, 2024 compared to 23.1% at December 31, 2023, principally reflecting the issuance of senior notes due 2054.
•During the first quarter of 2024 the company purchased 240,734 of its subordinate voting shares for cancellation at an aggregate cost of $260.3 million.
At March 31, 2024 there were 22,831,173 common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2024 results at 8:30 a.m. Eastern time on Friday May 3, 2024. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 17, 2024. The replay may be accessed at 1 (866) 361-4943 (Canada or U.S.) or 1 (203) 369-0191 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at March 31, 2024 and December 31, 2023
(US$ millions except per share amounts)

	March 31, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $240.1; December 31, 2023 – $197.7)	2,496.4	1,781.6
Insurance contract receivables	811.0	926.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $456.3; December 31, 2023 – $637.0)	7,801.6	7,165.6
Bonds (cost $36,213.2; December 31, 2023 – $36,511.9)	36,131.2	36,850.8
Preferred stocks (cost $892.7; December 31, 2023 – $898.3)	2,436.5	2,447.4
Common stocks (cost $6,469.6; December 31, 2023 – $6,577.2)	6,770.7	6,903.4
Investments in associates (fair value $7,831.0; December 31, 2023 – $7,553.2)	6,833.6	6,607.6
Derivatives and other invested assets (cost $920.7; December 31, 2023 – $952.0)	909.2	1,025.3
Assets pledged for derivative obligations (cost $115.4; December 31, 2023 – $137.7)	115.5	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,083.1; December 31, 2023 – $3,507.6)	1,971.0	2,282.7
	62,969.3	63,422.1

Reinsurance contract assets held	10,808.6	10,887.7
Deferred income tax assets	294.0	301.1
Goodwill and intangible assets	6,352.7	6,376.3
Other assets	8,177.9	8,290.2
Total assets	91,909.9	91,985.1

Liabilities
Accounts payable and accrued liabilities	5,291.4	5,487.2
Derivative obligations	372.7	444.9
Deferred income tax liabilities	1,267.7	1,250.3
Insurance contract payables	1,065.0	1,206.9
Insurance contract liabilities	45,918.1	46,171.4
Borrowings – holding company and insurance and reinsurance companies	8,410.4	7,824.5
Borrowings – non-insurance companies	1,941.1	1,899.0
Total liabilities	64,266.4	64,284.2

Equity
Common shareholders’ equity	21,585.5	21,615.0
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	22,921.0	22,950.5
Non-controlling interests	4,722.5	4,750.4
Total equity	27,643.5	27,700.9
	91,909.9	91,985.1

Book value per basic share	$945.44	$939.65

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2024 and 2023
(US$ millions except per share amounts)

	First quarter
	2024	2023
Insurance
Insurance revenue	7,686.8	6,279.9
Insurance service expenses	(6,252.6)	(5,177.4)
Net insurance result	1,434.2	1,102.5
Cost of reinsurance	(1,599.7)	(1,120.0)
Recoveries of insurance service expenses	1,202.7	1,004.3
Net reinsurance result	(397.0)	(115.7)
Insurance service result	1,037.2	986.8
Other insurance operating expenses	(245.8)	(246.1)
Net finance expense from insurance contracts	(270.2)	(225.8)
Net finance income from reinsurance contract assets held	104.2	62.4
	625.4	577.3
Investment income
Interest and dividends	589.8	382.3
Share of profit of associates	127.7	333.8
Net gains (losses) on investments	(58.5)	771.2
	659.0	1,487.3
Other revenue and expenses
Non-insurance revenue	1,514.2	1,558.4
Non-insurance expenses	(1,500.3)	(1,623.1)
Interest expense	(151.5)	(124.3)
Corporate and other expenses	(90.7)	(106.5)
	(228.3)	(295.5)
Earnings before income taxes	1,056.1	1,769.1
Provision for income taxes	(286.4)	(365.1)
Net earnings	769.7	1,404.0

Attributable to:
Shareholders of Fairfax	776.5	1,250.0
Non-controlling interests	(6.8)	154.0
	769.7	1,404.0

Net earnings per share	$33.26	$53.17
Net earnings per diluted share	$30.82	$49.38
Cash dividends paid per share	$15.00	$10.00
Shares outstanding (000) (weighted average)	22,974	23,282

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2024 and 2023
(US$ millions)

	First quarter
	2024	2023

Net earnings	769.7	1,404.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(228.4)	60.6
Gains (losses) on hedge of net investment in Canadian subsidiaries	54.5	(2.4)
Gains (losses) on hedge of net investment in European operations	19.1	(14.3)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(22.7)	2.2
Other	1.0	(3.3)
	(176.5)	42.8
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	0.2	(4.8)
	(176.3)	38.0
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	14.2	(10.3)
Share of net gains (losses) on defined benefit plans of associates	(1.3)	0.3
Other	12.8	—
	25.7	(10.0)

Other comprehensive income (loss), net of income taxes	(150.6)	28.0
Comprehensive income	619.1	1,432.0

Attributable to:
Shareholders of Fairfax	650.3	1,264.9
Non-controlling interests	(31.2)	167.1
	619.1	1,432.0

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on a discounted and undiscounted basis) for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the first quarters ended March 31, 2024 and 2023 were as follows:

Gross Premiums Written	First quarter		% change year-over-year
	2024	2023
Northbridge	529.9	506.3	4.7%
Crum & Forster	1,290.3	1,155.6	11.7%
Zenith National	250.7	257.3	(2.6)%
North American Insurers	2,070.9	1,919.2	7.9%

Allied World	2,004.5	1,883.6	6.4%
Odyssey Group	1,429.7	1,508.8	(5.2)%
Brit(1)	913.2	895.1	2.0%
Global Insurers and Reinsurers	4,347.4	4,287.5	1.4%

International Insurers and Reinsurers(2)	1,580.3	886.3	78.3%

Property and casualty insurance and reinsurance(2)	7,998.6	7,093.0	12.8%

Net Premiums Written	First quarter		% change year-over-year
	2024	2023
Northbridge	466.8	443.1	5.3%
Crum & Forster	955.9	855.3	11.8%
Zenith National	251.6	259.8	(3.2)%
North American Insurers	1,674.3	1,558.2	7.5%

Allied World	1,568.4	1,460.8	7.4%
Odyssey Group	1,371.6	1,409.6	(2.7)%
Brit(1)	714.2	644.0	10.9%
Global Insurers and Reinsurers	3,654.2	3,514.4	4.0%

International Insurers and Reinsurers(2)	920.8	546.8	68.4%

Property and casualty insurance and reinsurance(2)	6,249.3	5,619.4	11.2%

Combined Ratios	Discounted		Undiscounted
	First quarter		First quarter
	2024	2023	2024	2023
Northbridge	80.9%	80.9%	91.0%	91.1%
Crum & Forster	84.6%	82.8%	95.9%	94.7%
Zenith National	88.5%	88.2%	99.1%	99.3%
North American Insurers	83.9%	82.8%	94.7%	94.1%

Allied World	78.9%	79.8%	91.5%	91.7%
Odyssey Group	80.9%	83.7%	92.8%	96.4%
Brit(1)	72.7%	70.6%	89.7%	90.8%
Global Insurers and Reinsurers	78.5%	79.3%	91.6%	93.5%

International Insurers and Reinsurers	91.6%	84.7%	98.5%	96.4%

Property and casualty insurance and reinsurance	82.9%	80.9%	93.6%	94.0%
(1)    Excluding Ki Insurance, gross premiums written increased by 1.2% and net premiums written increased by 6.5% in the first quarter of 2024. Excluding Ki Insurance, the undiscounted combined ratios were 90.2% in the first quarter of 2024 and 90.5% in the first quarter of 2023 (discounted combined ratios of 70.9% and 68.3%).
(2)    Excluding Gulf Insurance's gross premiums written of $649.5 million and net premiums written of $334.0 million in the first quarter of 2024, gross and net premiums written in the International Insurers and Reinsurers reporting segment increased by 5.0% and 7.3%, while property and casualty insurance and reinsurance operations increased by 3.6% and 5.3%.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; tax risks associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default, and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.